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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __________)*

GolfGear International, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

381689-10-8

(CUSIP Number)

Mr. Yuzo Kura
600 Mamaroneck Ave., #437
Harrison, New York 10528
(914) 381-8755

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 30, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98) CUSIP No.: 381689-10-8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). M.C. Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 3,025,000

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 3,025,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,025,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11): 9.2%

14.	Type of Reporting Person (See Instruction): CO

SEC 1746 (2-98) CUSIP No.: 381689-10-8

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Naoya Kinoshita

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 3,025,000

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 3,025,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,025,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11): 9.2%

14.	Type of Reporting Person (See Instruction): IN

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Item 1. Security and Issuer

     This Schedule 13D relates to shares of the common stock, $0.001 par value (the “Common Stock”) of GolfGear International, Inc. (the “Company”). The principal executive offices of the Company are located at 5285 Industrial Drive, Huntington Beach, California 92649.

Item 2. Identity and Background

     This Schedule 13D is filed by M.C. Corporation, a Japanese Corporation (“MC”), on its own behalf and on behalf of Naoya Kinoshita, a citizen of the country of Japan (“Kinoshita”). Kinoshita owns approximately 95.6% of the voting securities of MC and may, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), be deemed to control the voting and disposition of the Common Stock beneficially owned by MC. However, the filing of this statement shall in no way be construed as an admission that Kinoshita is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of Common Stock.

     MC’s place of organization is Japan. MC’s principal business is real estate and its business address is Shinjuku I-Land Tower 9F Box 1540, 6-5-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-1309 Japan. During the last five years MC has not been convicted in a criminal proceeding of the type required to be disclosed herein. MC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     Kinoshita’s business address is Shinjuku I-Land Tower 9F Box 1540, 6-5-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-1309 Japan. Kinoshita is presently employed as the President of MC, whose address is set forth herein above. During the last five years Kinoshita has not been convicted in a criminal proceeding of the type required to be disclosed herein. Kinoshita has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     MC originally acquired shares of Series A Senior Convertible Preferred Stock of the Company pursuant to a subscription agreement between MC and the Company dated September 1, 1999 (the “Subscription Agreement”). MC chose to exercise its conversion rights under the Subscription Agreement, however, a dispute arose between MC and the Company concerning the conversion rights. The dispute was ultimately resolved through the Company’s issuance of 3,000,000 shares of Common Stock to MC.

Item 4. Purpose of Transaction

     MC acquired the shares of Common Stock in the Company for investment purposes. Neither MC nor Kinoshita has any present plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D. MC and Kinoshita reserve the right to change its plans and intentions at any time, as they deem appropriate, subject to relevant legal restrictions.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, MC directly beneficially owns 3,025,000 shares of the Common Stock of the Company, comprising approximately 9.2% of the outstanding Common Stock of the Company. As of the date hereof, Kinoshita indirectly beneficially owns (by virtue of Kinoshita’s approximate 95.6% ownership of MC) 3,025,000 shares of the Common Stock of the Company, comprising approximately 9.2% of the outstanding Common Stock of the Company.

(b)	MC and Kinoshita share the power to vote and dispose or direct the disposition of 3,025,000 shares of Common Stock, as indicated in pages 1 and 2 above.

(c)	Neither MC nor Kinoshita has effected any transactions in the Common Stock of the Company during the past sixty (60) days.

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(d)	N/A

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On May 30, 2002, MC, John Kura, Keizaikai USA, Inc., GolfGear Japan, Inc. and the Company entered into a settlement agreement and mutual general release (the “Settlement Agreement”). Pursuant to the Settlement Agreement, the Company issued a total of 3,000,000 shares of Common Stock to MC, as described in Item 3 above. The Settlement Agreement places certain restrictions on MC’s ability to sell its shares of Common Stock in a public transaction during the first eighteen (18) months following the execution of the Settlement Agreement. The Settlement Agreement further provides that for a period of eighteen (18) months from the date of execution of the Settlement Agreement the Company shall have a right of first refusal to repurchase any shares of Common Stock owned by MC that it may desire to sell in a private transaction.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 — Joint Filing Agreement

Exhibit 2 — Settlement Agreement and Mutual General Release

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Naoya Kinoshita
Name:	Naoya Kinoshita
Its:	President

Dated: Nov. 1, 2002

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. § 1001).

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